UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-39493
CUSIP NUMBER 639358100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Spire Global, Inc.
Full Name of Registrant

Former Name if Applicable

8000 Towers Crescent Drive, Suite 1100
Address of Principal Executive Office (Street and Number)

Vienna, Virginia 22182
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spire Global, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense. As previously disclosed, the Company must undertake additional accounting activities to finalize its condensed consolidated financial statements as of June 30, 2025 and for the three and six months ended June 30, 2025, including as a result of the closing of the sale of the Company’s maritime business to Kpler Holding SA (the “Transaction”). Due to these additional accounting activities, the preparation of the Company’s condensed consolidated financial statements as of June 30, 2025 and for the three and six months ended June 30, 2025 will require additional time to complete.

The Company does not currently expect to be able to file the Quarterly Report within the extension period of five calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alison Engel	202	301-5127
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the closing of the Transaction, the Company expects to recognize a gain on sale of a business in excess of $150.0 million, which resulted in the Company recognizing net income for each of the three and six months ended June 30, 2025, as opposed to a net loss for each of the three and six months ended June 30, 2024. The Company also repaid with a portion of the proceeds of the Transaction all obligations and all amounts borrowed, and all obligations terminated, under the financing agreement with Blue Torch Finance LLC, a Delaware limited liability company, as administrative agent and collateral agent, and certain lenders, and the loan agreement with the Strategic Innovation Fund, which collectively resulted in a loss on extinguishment of debt of approximately $12.0 million during each of the three and six months ended June 30, 2025. The Company also incurred significantly greater general and administrative expenses in the three and six months ended June 30, 2025, as compared to the corresponding prior year periods, primarily as a result of higher third-party accounting, legal and other consulting services relating to the restatement of the Company’s previously issued financial statements and the Transaction.

In addition, the Company’s preliminary, unaudited revenue for the three and six months ended June 30, 2025 is expected to be in the range of $18.0 million to $19.0 million and $41.9 million to $42.9 million, respectively, as compared to $25.4 million and $60.2 million for the three and six months ended June 30, 2024, respectively. The reductions in revenue during the three and six months ended June 30, 2025 are primarily attributable to the closing of the Transaction on April 25, 2025, as the Company received revenue from the divested maritime business for the entirety of the three and six months ended June 30, 2024 but only a portion of the three and six months ended June 30, 2025.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements, including statements about the preparation of the Company’s condensed consolidated financial statements as of June 30, 2025 and for the three and six months ended June 30, 2025, the Company’s estimated financial results for the three and six months ended June 30, 2025, the cause of the delay in preparing and filing the Quarterly Report, and the timing of filing the Quarterly Report, within the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause the results of the Company to be materially different than those expressed or implied in such statements. Certain of these risk factors and others are included in documents the Company files with the Securities and Exchange Commission (the “SEC”), including but not limited to, the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2024, as well as subsequent reports filed with the SEC. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results. The forward-looking statements included in this filing are made only as of the date hereof. The Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not place undue reliance on these forward-looking statements. Finally, the Company expressly disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Preliminary Financial Results

This filing includes estimated financial results for the three and six months ended June 30, 2025, which are preliminary, unaudited and represent the most recent current information available to Company management. The Company’s actual results may differ from these estimated financial results, including due to the completion of its financial closing procedures and final adjustments.

Spire Global, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2025	By:	/s/ Alison Engel
Alison Engel
Chief Financial Officer